

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2019

John Evans
Chief Executive Officer
Beam Therapeutics Inc.
26 Landsdowne Street
Cambridge, MA 02139

>   **Re: Beam Therapeutics Inc.**
>   **Registration Statement on Form S-1**
>   **Exhibit Nos. 10.4, 10.5, 10.6 and 10.7**
>   **Filed September 27, 2019**
>   **File No. 333-233985**

Dear Mr. Evans:

       We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                        Sincerely,

                                        Division of Corporation Finance